Exhibit 15.1

To the Board of Directors and Shareholders of

Kepuni Holdings Inc.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Kepuni Holdings Inc. its subsidiaries, and its variable interest entities for the periods ended June 30, 2023 and 2022, as indicated in our report dated November 8, 2023, except for Notes 13 and 18 for which the date is February 20, 2024; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
February 20, 2024	Certified Public Accountants
PCAOB ID: 1171